For immediate release	Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS INC. TO REALIZE $110 MILLION GAIN
ON SALE OF THE FAIRMONT KEA LANI MAUI
- Fairmont to Continue to Manage the Resort under Long-term Management Contract -

TORONTO, June 7, 2004 - Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) (TSX/NYSE: FHR) today announced that it has agreed to sell The Fairmont Kea Lani Maui to Host Marriott Corporation (“HMT”) (NYSE: HMT) for $355 million, or $789,000 per room. The resort will continue to be known as The Fairmont Kea Lani Maui and will be managed by Fairmont under the existing long-term management contract.

The transaction is expected to close in August, subject to customary closing conditions. FHR expects to reinvest a portion of the proceeds in additional hotels over the course of the next year. The Company also intends to use the sale proceeds to acquire the remaining interest in the Fairmont management company, to increase its share purchases under its existing share repurchase program and, in the interim, to reduce existing indebtedness.

Maritz, Wolff & Co. recently advised FHR that it intends to exercise its put option on the remaining 16.5% interest in the Fairmont management company. This transaction is expected to be completed in the third quarter, at which time FHR will own 100% of the Fairmont brand and management company. Maritz, Wolff & Co. is a significant owner of hotel real estate managed by Fairmont and will continue to be an important partner in the future.

In February 2001, FHR purchased The Fairmont Kea Lani Maui and its management contract for $250 million. Following the completion of the sale, FHR will realize a pre-tax gain of approximately $110 million and an after-tax gain of about $69 million.

“This is an attractive time to capitalize on our success with The Fairmont Kea Lani Maui. In the three years that we have owned this resort, it has enjoyed solid growth in operating performance as a result of our experience in luxury resort management and Fairmont’s strong brand presence in the California market,” commented William R. Fatt, Chief Executive Officer of FHR. “Importantly, this sale indicates the underlying value of many of Fairmont’s world-class assets. It also reinforces our strategy of acquiring attractive assets, realizing the value created through improved performance and then redeploying the capital to continue growing the company.”

Continued Mr. Fatt, “We are pleased to have the opportunity to work with such a well-respected hotel owner as HMT on such an attractive asset as The Fairmont Kea Lani Maui.”

Christopher J. Nassetta, HMT’s President and Chief Executive Officer, commented, “We are delighted to add this luxury resort located in the exclusive destination of Wailea, Maui to our portfolio. We look forward to partnering with Fairmont, North America’s largest luxury resort manager, to further build on the exceptional reputation of The Fairmont Kea Lani Maui.” Added Mr. Nassetta, “We hope this partnership is the first of many opportunities to build our relationship with FHR through the future acquisition of hotels that Fairmont could manage.”

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 82 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management. Fairmont manages 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

About Host Marriott Corporation

Host Marriott is a Fortune 500 lodging real estate company, which owns 111 upscale and luxury full-service hotel properties primarily operated under Marriott, Ritz-Carlton, Four Seasons, Hyatt and Hilton brand names.

Investors: Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com/investor	Media: Laura Fairweather Executive Director Public Relations Tel: 416.874.2404 Email: communications@fairmont.com Website: www.fairmont.com